Mail Stop 3010

November 23, 2009

VIA U.S. MAIL AND FAX (713) 975-6271
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

  Re: Stratum Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2008
    Form 10-QSB for the period Ended March 31, 2009
    File No. 0-51229

Dear Mr. Watler:

   We have reviewed your response letter dated October 5, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Exhibits, Financial Statement Schedules, page 21

1. We have reviewed your response to comment 4 in our letter dated September 23, 2009. As we have previously noted, Item 601(b)(10) of Regulation S-K requires that material contracts be filed in their entirety. Please file exhibits10.25 and 10.32 in their entirety with your amendment.

Consolidated Balance Sheets, page 27

2. We have reviewed your response to prior comment 5. We note that the disclosure in your Form 10-QSB indicates that the potential sale involved a related party and

there was no firm commitment to sell the properties at that price. Please tell us how the potential sale price was determined.

3.   We note that the potential sale cited in your response did not occur. Please tell us how you determined that all of the criteria in ASC 360-10-45-9 (SFAS 144, paragraph 30) had been met as of September 30, 2007.

4.   Please tell us what the impairment, if any, would have been if you had applied the ceiling test prescribed by Rule 4.10 of Regulation S-X as of September 30, 2007.

Consolidated Statements of Cash Flows, page 30

5.   We have reviewed your response to prior comment 6. Based on your disclosure and your prior responses, it is not clear how you are calculating that the cash flows inappropriately classified as cash flows from operations represent only 5% of total revenues for the year ended December 31, 2007, but nonetheless, we would not agree with your assertion that 5% of total revenues is quantitatively immaterial, particularly given the materiality to cash flows from operations.   We are reissuing our comment. Please restate your financial statements for the year ended December 31, 2007 to correct the misstatements in your consolidated statements of cash flows.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Eric McPhee, Staff Accountant at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief